UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated July 21, 2022 titled “GeoPark Announces Second Quarter 2022 Operational Update”

 Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES SECOND QUARTER 2022 OPERATIONAL UPDATE

SHORT-CYCLE PROJECTS DRIVING PRODUCTION GROWTH

HIGH-IMPACT EXPLORATION DRILLING UNDERWAY IN THE LLANOS BASIN IN COLOMBIA

DELIVERING ON EMISSIONS REDUCTION TARGETS

ACCELERATING DELEVERAGING & SHAREHOLDER RETURNS

Bogota, Colombia – July 21, 2022 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator today announces its operational update for the three-month period ended June 30, 2022 (“2Q2022”).

All figures are expressed in US Dollars. Growth comparisons refer to the same period of the prior year, except when otherwise specified.

Accelerating Production Growth

•	Consolidated oil and gas production up 14% to 38,940 boepd (up 2% vs 1Q2022)[1]

•	Production in Colombia up 16% to 34,253 boepd (up 2% vs 1Q2022)

•	CPO-5 block (GeoPark non-operated, 30% WI) gross production up 77% to 20,300 boepd (up 34% vs 1Q2022)

•	Tigana and Jacana fields in the Llanos 34 block (GeoPark operated, 45% WI) and Indico field in the CPO-5 block, rank among the top 10 highest oil-producing fields in Colombia[2]

•	Ten rigs in operation in July 2022, increasing to 12-13 (including 8-9 drilling rigs) in 2H2022

•	On track to reach 2022 full-year guidance of 38,500-40,500 boepd

Llanos Basin: Exploration Drilling Underway in High-Potential Prospects

In the Llanos 34 block:

•	Adding a third drilling rig, expected to start spudding wells in early August 2022

In the CPO-5 block:

•	Drilling the Cante Flamenco 1 exploration well, located 4 km west of the Urraca 1 well, looking for hydrocarbon potential in the Ubaque and Mirador formations, with Guadalupe as a secondary target

•	2H2022 work program targets drilling of 1-2 development wells to further accelerate production growth in the Indico field, to be followed by 3-5 high-potential exploration wells (1-2 wells next to Llanos 34 to test the extension of the Jacana field and 2-3 wells in the southeastern part of the block)

In the Llanos 87 block (GeoPark operated, 50% WI):

•	Obtained environmental license, allowing exploration and delineation drilling plus related infrastructure

•	Civil works and other pre-drilling activities underway to spud the Tororoi exploration prospect in 3Q2022, to be followed by 1-2 exploration wells in 4Q2022

Oriente Basin: Three Drilling Successes in 1H2022

In the Perico block (GeoPark non-operated, 50% WI):

•	Drilled and put on production the Yin 1 exploration well, currently producing approximately 2,000 bopd gross with a 1% water cut

•	Jandaya, Tui and Yin oil fields are currently producing 3,000 bopd gross

In the Espejo block (GeoPark operated, 50% WI):

•	Completed the acquisition of 60 sq km of 3D seismic

•	Obtained environmental license, allowing exploration and delineation drilling plus related infrastructure

•	Civil works currently underway targeting to spud the Pashuri 1 exploration well in September 2022

1 Percentages are calculated adjusting for divestments in Argentina in 2Q2021 and 1Q2022, respectively.

2 Based on latest available information on Colombia’s oil production per field during May 2022, as published by the ANH.

Putumayo Basin: Drilling Attractive Short-Cycle Prospects

In the Platanillo block (GeoPark operated, 100% WI):

•	Initiated drilling of the Alea NW 1 exploration well, to be followed by the Platanillo Norte 1 exploration well in 3Q2022

•	Production and operations affected for 15 days in May 2022 due to local community blockades against the Government

Fast, Immediate and Aggressive Actions to Minimize Emissions

•	Main fields in Llanos 34 block interconnected to Colombia’s national power grid fully operational

-	Tua and Jacana fields interconnected in May/June 2022

-	Tigana field interconnected in July 2022

-	Tua, Jacana and Tigana fields represent approximately 80% of the Llanos 34 block’s production

•	The interconnection of Llanos 34 to Colombia’s national power grid (~70% hydroelectric3) is a decisive catalyst to reduce carbon emissions and improve overall operational reliability

•	Solar photovoltaic plant in the Llanos 34 block to be fully operational by early August-2022

2022 Work Program: Strong Cash Flow Generation

•	Self-funded 2022 capital expenditures program of $200-220 million targets the drilling of 50-55 gross wells, including 18-22 gross exploration/appraisal wells

•	Using a $95-100 per bbl Brent base case, GeoPark expects to generate a free cash flow of $250-280[4] million, equivalent to a 35-40% free cash flow yield[5]

•	Free cash flow funding incremental capital projects, debt reduction, increased shareholder returns and other corporate purposes

Debt Reduction and Balance Sheet Strengthening

•	Repurchased $50.3 million principal of the 2024 Notes since January 1, 2022

•	Redeemed $45.0 million principal of the 2024 Notes in May 2022

•	Reduced gross debt by $200 million since April 2021, with additional deleveraging expected in 2H2022 at current market conditions

•	Cash in hand of $122[6] million as of June 30, 2022 ($114.1 million as of March 31, 2022)

Returning More Value to Shareholders

•	Quarterly Dividend of $0.082 per share, or $5.0 million, paid on June 10, 2022, representing a 2.9% dividend yield[7]

•	Accelerating discretionary buyback program, having acquired 1,045,940 shares, or 1.7% of total shares outstanding for $13.6 million[8] since January 1, 2022, while executing self-funded and flexible work programs, and paying down debt

•	Obtained consent from 2027 bondholders to reset and rebuild restricted payments baskets, adding significant flexibility to GeoPark’s long-term shareholder return strategy

Strengthened Corporate Governance and Expertise

•	Shareholders voted for all five Directors standing for reelection and elected four new Directors at the AGM held on July 15, 2022. Every Director received at least 77% of the votes, with a total of 65% of shares represented by proxies at the meeting. The two new Independent Directors and the two new Executive Directors were each elected with a 99% majority of the votes cast

•	World-class, well-known oil and gas finders and developers, Brian Maxted and Carlos Macellari join the Board as Independent Directors jointly with two experienced Executive Directors, Andrés Ocampo and Marcela Vaca, bringing significant expertise to GeoPark’s Board

•	GeoPark’s Board is now composed of six Independent Directors, representing 66.7% of the Board. The key Nomination and Corporate Governance, Audit, and Compensation committees continue to be composed exclusively of Independent Directors

3 Colombian Ministry of Energy and Mines, Report to Congress, p. 14.

4 Free cash flow is used here as Adjusted EBITDA less income tax, capital expenditures and mandatory interest payments.

5 Calculated using GeoPark’s average market capitalization from July 1 to July 19, 2022.

6 Unaudited.

7 Annualized and calculated using GeoPark’s market capitalization from July 1 to July 19, 2022.

8 $3.0 million acquired in 1Q2022 and $10.6 million acquired from April 1, 2022, to July 19, 2022.

Breakdown of Quarterly Production by Country

The following table shows production figures for 2Q2022, as compared to 2Q2021:

	2Q2022			2Q2021
	Total (boepd)	Oil (bopd)[a]	Gas (mcfpd)	Total (boepd)	% Chg.
Colombia	34,253	34,071	1,092	29,571	+16%
Chile	2,358	508	11,100	2,584	-9%
Brazil	1,695	25	10,020	2,080	-19%
Ecuador	634	634	-	-	-
Argentina[b]	-	-	-	2,254	-
Total (as reported)	38,940	35,238	22,212	36,489	+7%
Total (pro forma)[c]	38,940	35,238	22,212	34,235	+14%

a)	Includes royalties paid in kind in Colombia for approximately 1,273 bopd in 2Q2022. No royalties were paid in kind in Brazil, Chile, Argentina or Ecuador. Production in Ecuador is reported before the Government’s production share of approximately 271 bopd.

b)	Argentina blocks were divested on January 31, 2022.

c)	Pro forma production in 2Q2022 excludes production from recently divested blocks in Argentina (completed in January 2022).

Quarterly Production

(boepd)	2Q2022	1Q2022	4Q2021	3Q2021	2Q2021
Colombia	34,253	33,738	32,002	31,565	29,571
Chile	2,358	2,279	2,162	2,354	2,584
Brazil	1,695	1,815	1,822	1,791	2,080
Ecuador	634	290	-	-	-
Argentina	-	604	1,942	2,149	2,254
Total [a]	38,940	38,726	37,928	37,859	36,489
Oil	35,238	34,542	33,205	32,844	30,962
Gas	3,702	4,184	4,723	5,015	5,527

a)	In Colombia, production is shown before royalties paid in kind, and in Ecuador it is shown before the Government’s production share.

Oil and Gas Production Update

Consolidated:

Oil and gas production in 2Q2022 was 38,940 boepd. Adjusting for recent divestments in Argentina, consolidated oil and gas production increased by 14% compared to 2Q2021, due to higher production in Colombia and recent exploration successes in Ecuador, partially offset by lower production in Chile and Brazil.

Oil represented 90% and 85% of total reported production in 2Q2022 and 2Q2021, respectively.

Colombia:

Average net oil and gas production in Colombia increased by 16% to 34,253 boepd in 2Q2022 compared to 29,571 boepd in 2Q2021, resulting from increased production in the Llanos 34, CPO-5 and Platanillo blocks.

Production growth resulted from successful development drilling activities. Production in Colombia in 2Q2021 was partially impacted by protests and demonstrations against the Government that affected overall logistics, causing the Company to manage production curtailments in May and June 2021.

Oil and gas production highlights in GeoPark’s main blocks in Colombia:

•	Llanos 34 block net average production in 2Q2022 increased by 5% to 25,635 bopd (or 56,967 bopd gross), compared to 24,515 bopd (or 54,478 bopd gross) in 2Q2021

•	CPO-5 block net average production in 2Q2022 increased by 77% to 6,090 bopd (or 20,300 bopd gross), compared to 2Q2021, or 150% up compared to production prior to GeoPark’s acquisition in January 2020

•	Platanillo block average production in 2Q2022 increased by 97% to 2,190 bopd, compared to 1,110 bopd in 2Q2021. Production and operations in the Platanillo block were affected for 15 days in May 2022 due to local community blockades against the Government (protests were not directed at GeoPark specifically or even the oil industry in general)

Ongoing Activity in the Llanos Basin

Llanos 34 Block

•	Adding a third drilling rig, expecting to spud wells in early August 2022

•	Interconnection of the block to Colombia’s national power grid (~70% hydroelectric9) has been fully operational since mid-July 2022

•	Solar photovoltaic plant to be fully operational by early August 2022

•	The interconnection of the block and the development of renewable energy projects such as the solar photovoltaic plant are key drivers to continue improving the Llanos 34 block industry-leading cost and carbon footprint performance, allowing GeoPark to replace a significant portion of the Company’s gas and diesel consumption with renewable energy

CPO-5 Block

•	Initiated drilling of the Cante Flamenco 1 exploration well, located 4 km west of the Urraca 1 well, looking for hydrocarbon potential in the Ubaque and Mirador formations, with Guadalupe as a secondary target

•	2H2022 work program targets drilling of 1-2 development wells to further accelerate production growth in the Indico field, to be followed by 3-5 high-potential exploration wells (1-2 wells next to Llanos 34 to test the extension of the Jacana field and 2-3 wells in the southeastern part of the block)

Llanos 87 Block

•	Obtained environmental license, allowing exploration and delineation drilling plus related infrastructure

•	Civil works and other pre-drilling activities underway, targeting to spud the Tororoi exploration prospect in 3Q2022, to be followed by 1-2 exploration wells in 4Q2022

9 Colombian Ministry of Energy and Mines, Report to Congress, p. 14.

Chile:

Average net production in Chile decreased by 9% to 2,358 boepd in 2Q2022 compared to 2,584 boepd in 2Q2021, resulting from lower gas production due to limited drilling activities combined with the field’s natural decline, partially offset by increased oil production resulting from successful well intervention activities. The production mix was 78% natural gas (vs 89% in 2Q2021) and 22% light oil (vs 11% in 2Q2021).

Brazil:

Average net production in Brazil decreased by 19% to 1,695 boepd in 2Q2022 compared to 2,080 boepd in 2Q2021. The production mix was 99% natural gas and 1% oil and condensate in both 2Q2022 and 2Q2021.

Ecuador:

The Perico block is currently producing over approximately 3,000 bopd gross, or 1,500 bopd net from the recent Jandaya, Tui and Yin discoveries, before considering the Government’s production share. Net production after the Government’s production share currently equals approximately 900 bopd. The Government’s production share varies with oil prices and is approximately 30-40% considering an Oriente crude oil price of $70-100 per bbl.

In 2Q2022 average net oil production in Ecuador reached 634 bopd before the Government’s production share and 363 bopd after the Government’s share, with the quarter only partially reflecting production from the recent Yin 1 well that started testing activities in late June 2022.

Perico block

During 2Q2022 the operator put on production the Yin 1 exploration well:

•	On May 15, 2022, the operator spudded the Yin 1 exploration well, located to the southwest of the Jandaya oil field that was discovered in January

•	The well was drilled and completed to a total depth of 11,345 feet. Preliminary logging information indicated hydrocarbons in the Hollin formation

•	The Yin 1 well is currently showing a production rate of 2,000 bopd gross of 27 degrees API with a 1% water cut

•	The complete testing program is underway and additional production history will be required to determine stabilized flow rates of the well and the extent of the reservoir

•	GeoPark and its partner are evaluating subsequent activities, including a potential development drilling plan for recent discoveries in Jandaya, Tui and Yin fields

Espejo block

In the Espejo block, GeoPark completed the acquisition of 60 sq km of 3D seismic. The Company recently obtained environmental license approval and civil works are currently underway, targeting to spud the Pashuri 1 exploration well in September 2022.

OTHER NEWS

Reporting Date for 2Q2022 Results Release, Conference Call and Webcast

GeoPark will report its 2Q2022 financial results on Wednesday, August 10, 2022 after the market close.

In conjunction with the 2Q2022 results press release, GeoPark management will host a conference call on August 11, 2022 at 10:00 am (Eastern Daylight Time) to discuss the 2Q2022 financial results.

To listen to the call, participants can access the webcast located in the Investor Support section of the Company’s website at www.geo-park.com, or by clicking below:

https://event.on24.com/wcc/r/3875109/9264F1764F6E53CCCC198B684E51209A

Interested parties may participate in the conference call by dialing the numbers provided below:

United States Participants: 844-200-6205

International Participants: +1 929-526-1599

Passcode: 215141

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

An archive of the webcast replay will be made available in the Investor Support section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information, please contact:

INVESTORS:

Stacy Steimel	ssteimel@geo-park.com
Shareholder Value Director
T: +562 2242 9600

Miguel Bello	mbello@geo-park.com
Market Access Director
T: +562 2242 9600

Diego Gully	dgully@geo-park.com
Investor Relations Director
T: +5411 4312 9400

MEDIA:

Communications Department	communications@geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Certain amounts included in this press release have been rounded for ease of presentation.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief, or current expectations, regarding various matters, including expected future financial performance and free cash flow generation, expected production growth, drilling activities, demand for oil and gas, oil and gas prices, our work program and investment guidelines, regulatory approvals, reserves and exploration resources. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Verónica Dávila
	Name:	Verónica Dávila
	Title:	Chief Financial Officer

Date: July 21, 2022